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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

REICHER                      MICHAEL                        K.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Halsey Drug Co., Inc. 695 N. Perryville Rd. Bldg. 2
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                                    (Street)

Rockford                            Illinois             61107
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Halsey Drug Co., Inc.    Symbol: HDG
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

               7/99

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer

     [x]  Director                             [_]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)
      Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


________________________________________________________________________________
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
________________________________________________________________________________

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2.            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      Transaction   Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Date          (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     (Month/       ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                             Day/Year)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          10/1/98         A*              2,186      A*     $1.8406                  D
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Common Stock                          1/1/99          A*              3,462      A*     $1.1625                  D
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                                                                                                  5,648
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____________________________________________________________________________________________________________________________________

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Person, see Instruction
     4(b)(v).

* See Footnote 2 to Table II.

                                                                          (Over)

                                                                  SFC 1474(3/91)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

________________________________________________________________________________

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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 5% Convertible
 Senior Secured      $1.404  3/10/98    A        (1)          3/10/98  3/15/03  Common     213,675          213,675   D
  Debentures                                                                    Stock
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   Warrants          $1.404  3/10/98    A        (1)          3/10/98  3/15/05  Common      30,303           30,303   D
                                                                                Stock
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   Warrants          $2.279  3/10/98    A        (1)          3/10/98  3/15/05  Common      30,303           30,303   D
                                                                                Stock
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 5% Convertible
 Senior Secured      $1.404  6/12/98   A4        (2)          6/12/98  3/15/03  Common      51,363           51,363   D
  Debentures                                                                    Stock
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   Warrants          $1.404  6/12/98   A4        (2)          6/12/98  3/15/05  Common       7,284            7,284   D
                                                                                Stock
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   Warrants          $2.279  6/12/98   A4        (2)          6/12/98  3/15/05  Common       7,284            7,284   D
                                                                                Stock
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  Non-qualified
  Stock Options      $2.375  2/19/98   A4                         (3)  2/19/08  Common   1,000,000        1,000,000   D
                                                                                Stock
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 5% Convertible
 Senior Secured      $1.1312  4/1/99     A       (2)           4/1/99  3/15/03  Common       4,111            4,111   D
  Debentures                                                                    Stock
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  Non-qualified
  Stock Options      $1.125  4/12/99     A       (4)           3/8/00   3/8/09  Common     100,000          100,000   D
                                                                                Stock
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 5% Convertible
 Senior Secured      $2.4250  7/1/99     A       (2)           7/1/99  3/15/03  Common       1,939            1,939   D
  Debentures                                                                    Stock
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

Explanation of Responses:

         (1) Purchased in connection with a private offering on March 10, 1998 consisting of a Convertible Debenture convertible at any time and Stock Purchase Warrants (30,303 shares of which are presently exercisable at $1.404 per share and 30,303 shares of which are presently exercisable at $2.279 per share).

         (2) Acquired pursuant to an option exercise in June 1998, consisting of: (i) a Convertible Debenture, convertible at any time; (ii) Warrants to purchase shares of common stock (7,284 shares of which are presently exercisable at $1.404 per share and 7,284 shares of which are presently exercisable at $2.279 per share); and (iii) certain interest payments payable quarterly which are paid in the form of shares of common stock of the Issuer (See Table I).

         (3) Options vest quarterly, with 62,500 options vesting every quarter effective May 1, 1998.

         (4) Options vest 25% annually, with 25,000 options vesting every March 8, beginning March 8, 2000.

           /s/ Michael K. Reicher                       August  9 , 1999
          NAME: MICHAEL K. REICHER                            Date
          SIGNATURE OF REPORTING PERSON


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.